UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 8, 2018 titled “GeoPark Reports Second Quarter 2018 Results”

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2018 RESULTS

SUBSURFACE AND OPERATIONAL RESULTS DRIVE FINANCIAL PERFORMANCE:

HIGHER OIL AND GAS PRODUCTION, RECORD EBITDA, COST

EFFICIENCY IMPROVEMENTS, STRONGER BALANCE SHEET

Bogota, Colombia – August 8, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile reports its consolidated financial results for the three-month period ended June 30, 2018 (“Second Quarter” or “2Q2018”).

A conference call to discuss 2Q2018 Financial Results will be held on Thursday August 9, 2018 at 10:00 am Eastern Daylight Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, this release should be read in conjunction with consolidated financial statements and the notes to those statements for the period ended June 30, 2018, available on the Company’s website.

SECOND QUARTER 2018 HIGHLIGHTS

Record Oil and Gas Production

•	Consolidated oil and gas production up 37% to 35,870 boepd (up 11% compared to 1Q2018)

•	Oil production increased by 38% to 30,249 bopd (up 11% compared to 1Q2018)

•	Colombian production increased by 33% to 27,940 boepd (up 6% compared to 1Q2018)

•	Gas production increased by 34% to 33.7 mmcfpd (up 16% compared to 1Q2018)

•	Five drilling rigs currently being operated by GeoPark (three in Colombia, one in Argentina and one in Chile)

Growing Cash Generation

•	Revenues more than doubled to $159.3 million

•	Adjusted EBITDA increased by 125% to $83.3 million, a new record high

•	Operating profit increased more than three times to $52.0 million

•	Net Income increased to $5.5 million gain from $1.1 million loss

Continuing Cost Advantages

•	Operating costs in the Llanos 34 block (GeoPark operated, 45% WI) of $3.9 per barrel

•	Consolidated operating costs of $8.5 per boe and Colombia $5.9 per boe

Stronger Balance Sheet

•	Net debt to Adjusted EBITDA ratio improved to 1.3x from 2.2x

•	Cash position of $105.2 million

Improving Market Liquidity

•	Average daily stock trading volume climbed to $8.7 million in June, $6.5 million in the past three months

Community Award

•	GeoPark Colombia team received the “Good Neighbor” award from the ANH for its excellent social practices in Colombia. GeoPark was selected from among 107 different initiatives by a panel consisting of the United Nations, Ministry of Mines and Energy and the ANH

James F. Park, Chief Executive Officer of GeoPark said: “Half way into the year - and our better-than-expected performance again is fueling an acceleration and expansion of our original work program. This means we can invest more in the second half of the year to produce more oil and gas and to make more money and build a better company for our shareholders.

All the work GeoPark has done over the last fifteen years to build the strongest platform across Latin America continues to pay off. Our deep foundation keeps us going and growing - both in tough times and now with stronger prices providing a wind-at-our-back. And all begins with our committed team that knows how to find oil and get it out of the ground and to market safely and profitably. The same team that discovered and operates the Tigana-Jacana oil fields in Colombia - one of the most attractive onshore plays in Latin America today.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2018	1Q2018	2Q2017	1H2018	1H2017
Oil production[a] (bopd)	30,249	27,345	21,930	28,805	21,213
Gas production (mcfpd)	33,726	29,101	25,158	31,428	26,646
Average net production (boepd)	35,870	32,195	26,123	34,043	25,654
Brent oil price ($ per bbl)	74.9	67.3	51.0	71.1	52.8
Combined price ($ per boe)	51.7	44.7	32.2	48.4	32.4
⁻ Oil ($ per bbl)	57.2	48.6	33.4	53.1	33.8
⁻ Gas ($ per mcf)	5.1	5.4	5.5	5.3	5.3
Sale of crude oil ($ million)	145.7	111.0	64.1	256.7	118.6
Sale of gas ($ million)	13.7	12.8	11.1	26.5	23.3
Revenue ($ million)	159.3	123.9	75.2	283.2	141.9
Commodity risk management contracts ($ million)	-11.4	-3.9	5.9	-15.2	11.3
Production & operating costs[b] ($ million)	-44.8	-34.1	-25.3	-78.8	-42.9
G&G, G&Ac and Selling expenses ($ million)	-17.5	-15.2	-13.9	-32.7	-24.1
Adjusted EBITDA ($ million)	83.3	63.3	37.1	146.6	75.9
Adjusted EBITDA ($ per boe)	27.0	22.9	15.9	25.0	17.3
Operating netback ($ per boe)	32.5	28.5	22.2	30.6	23.0
Profit (loss) ($ million)	5.5	24.9	-1.1	30.4	4.7
Capital expenditures ($ million)	36.3	21.4	25.9	57.7	49.4
Argentina acquisition ($ million)	-3.2[d]	52.0	-	48.8	-
Cash and cash equivalents ($ million)	105.2	120.4	77.0	105.2	77.0
Short-term financial debt ($ million)	7.6	0.8	31.7	7.6	31.7
Long-term financial debt ($ million)	418.9	418.7	314.6	418.9	314.6
Net debt ($ million)	321.3	299.1	269.3	321.3	269.3
a)	Includes government royalties paid in kind in Colombia for approximately 898, 930 and 781 bopd in 2Q2018, 1Q2018 and 2Q2017 respectively. No royalties were paid in kind in Chile, Brazil and Argentina.

b)	Production and operating costs include operating costs and royalties paid in cash.

c)	G&A expenses include $0.8 million, $0.6 million and $0.8 million for 2Q2018, 1Q2018 and 2Q2017, respectively, of (non-cash) share-based payments that are excluded from the Adjusted EBITDA calculation.

d)	Price adjustment that corresponds to net cash flows generated by the assets acquired since the execution of the asset purchase agreement, on December 18, 2017, until the date of closing, on March 27, 2018.

Production: Overall oil and gas production grew by 37% to 35,870 boepd in 2Q2018 from 26,123 boepd in 2Q2017, due to increased Colombian production, new production from the recent Argentina acquisition and increased production in Brazil and Chile. Oil represented 85% of total reported production compared to 84% in 2Q2017.

For further details, please refer to the 2Q2018 Operational Update published on July 11, 2018.

Reference and Realized Oil Prices: Brent crude oil price averaged $74.9 per bbl during 2Q2018, and the consolidated realized oil sales price averaged $57.2 per bbl in 2Q2018, an 18% increase from $48.6 per bbl in 1Q2018 and a 71% increase from $33.4 per bbl in 2Q2017. Differences between reference and realized prices reflect commercial and transportation discounts as well as the Vasconia price differential in Colombia, which averaged $4.1 per bbl in both 2Q2018 and 1Q2018, compared to a $3.6 per bbl discount in 2Q2017. Commercial and transportation discounts in Colombia were reduced by 50 cents per bbl to $14.5 in 2Q2018, compared to $15.0 per bbl in 1Q2018 and $15.1 per bbl in 2Q2017.

In Colombia, construction is underway of a flowline in the Llanos 34 block targeted for completion in January 2019 and is expected to improve current commercial and transportation discounts even further.

The table below provides a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 2Q2018:

2Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	74.9	74.9	74.9
Vasconia differential	(4.1)	-	-
Commercial and transportation discounts	(14.5)	(9.9)	-
Other*	-	-	(8.2)
Realized oil price	56.3	65.0	66.7
Weight on oil sales mix	91%	3%	6%

*Price stability agreement between the government and the oil sector in Argentina, effective May 2018, temporarily froze oil prices at $66-67/bbl for an initial period of three months. This agreement could be extended beyond July 2018, depending on prevailing market conditions.

Revenue: Consolidated revenues increased by 112% to $159.3 million in 2Q2018, compared to $75.2 million in 2Q2017. Higher realized prices and higher deliveries pushed revenues higher.

Sale of crude oil: Consolidated oil revenues increased by 127% to $145.7 million in 2Q2018, driven by a 71% increase in realized oil prices and a 32% increase in oil deliveries (compared to 2Q2017). Oil revenues were 91% of total revenues compared to 85% in 2Q2017.

•	Colombia: In 2Q2018, oil revenues increased by 130% to $129.4 million as realized prices increased by 74% to $56.3 per bbl and oil deliveries increased by 32% to 26,289 bopd.

Colombian earn-out payments (deducted from Colombian oil revenues) increased to $5.2 million in 2Q2018, compared to $2.5 million in 2Q2017, in line with higher oil revenues and increased production.

•	Chile: In 2Q2018, oil revenues decreased by 36% to $4.9 million, due to lower volumes sold which were partially offset by higher oil prices. Oil deliveries were compared against 2Q2017 which included oil deliveries for the first and second quarters given negotiations with ENAP. Realized oil prices increased by 51% to $65.0 per bbl, in line with higher Brent prices. Oil revenues increased by 15% compared to 1Q2018.

•	Argentina: In 2Q2018, oil revenues were $11.1 million, resulting from $66.7 realized oil prices and deliveries of 1,824 bopd, all from the recently acquired Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI).

Sale of gas: Consolidated gas revenues increased by 22% to $13.7 million in 2Q2018 compared to $11.1 million in 2Q2017, driven by a 30% increase in gas deliveries even though gas prices declined by 6%.

•	Chile: In 2Q2018, gas revenues increased by 28% to $4.4 million reflecting higher gas prices and deliveries. Gas prices were 6% higher, or $5.3 per mcf ($31.6 per boe) in 2Q2018, in line with increased methanol prices. Gas deliveries increased by 20% to 9,200 mcfpd (1,533 boepd).

•	Brazil: In 2Q2018, gas revenues decreased by 7% to $7.0 million, mainly due to lower gas prices, partially offset by increased deliveries. Gas prices decreased by 15% to $4.9 per mcf ($29.3 per boe), in line with a 16% devaluation of the local currency. Gas deliveries increased by 9% to 15,808 mcfpd (2,635 boepd), resulting from increased industrial consumption and decreased hydroelectric power availability.

•	Argentina: In 2Q2018, gas revenues were $1.8 million, resulting from $5.2 per mcf ($31.5 per boe) realized gas prices and deliveries of 3,876 mcfpd (646 boepd), all corresponding to the recently acquired blocks in Argentina.

Commodity Risk Management Contracts: GeoPark uses hedge contracts to manage risks and limit the impact of oil price volatility on the work program.

For the three-month period ending June 30, 2018, GeoPark realized $13.3 million in lower net revenues from certain hedge contracts in place that had a floor of $52-55/bbl and a ceiling of $58-78/bbl Brent. In accordance with accounting rules, these reduced revenues are adjusted by the change in the value of future contracts and recorded as a $1.9 million gain.

For details regarding current contracts in place, please refer to commodity risk management contracts below, or see Note 4 of GeoPark’s consolidated financial statements for the period ended June 30, 2018, available on the Company’s website.

Production and Operating Costs1: Consolidated operating costs per boe were $8.5 in 2Q2018, slightly higher than the $8.3 per boe in 2Q2017 due to the recently acquired blocks in Argentina, which have higher costs per boe.

Consolidated operating costs increased by $6.8 million to $26.3 million in 2Q2018 compared to 2Q2017, as follows:

•	Colombia: Operating costs per boe decreased by 3% to $5.7 per boe in 2Q2018 compared to $5.9 per boe in 2Q2017. Total operating costs increased by 28% to $13.6 million, in line with a 32% increase in volumes delivered. Operating costs per boe in the Llanos 34 block continue to be among the very lowest in the industry at $3.9 per bbl.

•	Chile: Operating costs decreased by 24% to $4.9 million in 2Q2018 from $6.4 million in 2Q2017. Operating costs in 2Q2017 were temporarily affected by a higher share of oil in the sales mix, which had been deferred from 1Q2017. Compared to 1Q2018, operating costs decreased by 10% or by $0.5 million to $4.9 million. Operating costs per boe were $22.7.

•	Brazil: Operating costs decreased by 30% to $1.6 million in 2Q2018 from $2.3 million in 2Q2017, because of one-time maintenance costs in the Manati block (GeoPark non-operated, 10% WI) in 2Q2017, which was offset by 9% higher volumes delivered. Operating costs per boe decreased by 36% to $6.5 per boe from $10.1 in 2Q2017.

•	Argentina: Operating costs were $6.0 million in 2Q2018, related to production from Aguada Baguales, El Porvenir and Puesto Touquet blocks. Operating costs per boe were $26.9.

In 2Q2018 the Company carried out the takeover of the Aguada Baguales, El Porvenir and Puesto Touquet blocks and immediately began evaluating and implementing operational efficiencies and synergies, which together with ongoing renegotiations of existing contracts and a low-cost well intervention campaign initiated in early August 2018, are expected to improve overall profitability of the project. In addition, the Company is currently evaluating different alternatives to initiate drilling activity in these blocks, which is expected to start before year-end.

Increased volumes and prices increased consolidated royalties by $12.6 million to $18.5 million in 2Q2018.

1 Production and operating costs = Operating costs + Royalties

Selling Expenses: Consolidated selling expenses increased by $1.1 million to $1.2 million in 2Q2018 compared to $0.1 million in 2Q2017. The increase of $0.9 million in 2Q2018 represented transportation costs in the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina.

Administrative Expenses: Consolidated G&A costs per boe decreased by 21% to $4.0 per boe in 2Q2018 (vs $5.1 per boe in 2Q2017). Total consolidated G&A slightly increased to $12.5 million in 2Q2018, compared to $12.0 million in 2Q2017.

Geological & Geophysical Expenses: Consolidated G&G costs per boe increased to $1.3 per boe in 2Q2018 (vs $0.8 per boe in 2Q2017). Total consolidated G&G expenses increased to $3.9 million in 2Q2018, compared to $1.9 million in 2Q2017, due to an increased scale of operations.

Adjusted EBITDA: Consolidated Adjusted EBITDA2 surged by 125% to $83.3 million, or $27.0 per boe, in 2Q2018 compared to $37.1 million, or $15.9 per boe, in 2Q2017.

•	Colombia: Adjusted EBITDA of $79.6 million in 2Q2018

•	Chile: Adjusted EBITDA of $2.0 million in 2Q2018

•	Brazil: Adjusted EBITDA of $4.0 million in 2Q2018

•	Argentina: Adjusted EBITDA of $2.6 million in 2Q2018

•	Corporate and Peru: Adjusted EBITDA of negative $4.9 million in 2Q2018

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2018 and 2Q2017, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17	2Q18	2Q17
Production (boepd)	27,940	21,015	2,559	2,450	2,904	2,658	2,467	-	35,870	26,123
Stock variation /RIK[a]	(1,553)	(1,047)	(199)	782	(229)	(209)	3	-	(1,977)	(474)
Sales volume (boepd)	26,387	19,968	2,360	3,232	2,675	2,449	2,470	-	33,893	25,649
% Oil	99.6%	99.8%	35%	61%	2%	2%	74%	-	86%	85%
($ per boe)
Realized oil price	56.3	32.3	65.0	43.0	79.9	54.9	66.7	-	57.2	33.4
Realized gas price[b]	40.3	-	31.6	29.7	29.3	34.3	31.5	-	30.5	32.8
Earn-out	(2.2)	(1.3)	-	-	-	-	-	-	(2.0)	(1.3)
Combined Price	54.0	31.0	43.3	37.8	30.1	34.7	57.5	-	51.7	32.2
Realized commodity risk management contracts	(5.6)	1.1	-	-	-	-	-	-	(4.3)	0.8
Operating costs	(5.7)	(5.9)	(22.7)	(21.7)	(6.5)	(10.1)	(26.9)	-	(8.5)	(8.3)
Royalties in cash	(6.6)	(2.6)	(1.8)	(1.7)	(2.9)	(3.1)	(6.8)	-	(6.0)	(2.5)
Selling & other expenses	(0.1)	0.0	(0.7)	(0.5)	-	-	(4.0)	-	(0.4)	(0.0)
Operating Netback/boe	36.2	23.6	18.1	13.9	20.7	21.4	19.9	-	32.5	22.2
G&A, G&G, & other									(5.5)	(6.3)
Adjusted EBITDA/boe									27.0	15.9
a)	RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 898 and 781 bopd in 2Q2018 and 2Q2017 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b)	Conversion rate of $mcf/$boe=1/6.

2 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

Depreciation: Consolidated depreciation charges increased by 22% to $24.3 million in 2Q2018, compared to $20.0 million in 2Q2017, on increased volumes. On a per bbl basis, however, depreciation costs decreased by 8% to $7.9 per boe due to drilling successes and increased reserves.

Write-off of Unsuccessful Exploration Efforts: Consolidated write-off of unsuccessful exploration efforts were $9.2 million in 2Q2018 compared to $4.6 million in 2Q2017, mostly due to non-commercial oil accumulations found in Yaguasito (Tiple block in Colombia).

Other Income (Expenses): Other operating losses amounted to $0.1 million in 2Q2018, compared to $1.5 million in 2Q2017.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial costs increased to $8.7 million in 2Q2018, compared to $7.4 million in 2Q2017, due to higher interest costs.

Foreign Exchange: Net foreign exchange losses amounted to a $13.3 million loss in 2Q2018 compared to a $4.7 million loss in 2Q2017, including non-cash foreign exchange differences generated from Brazil due to the devaluation of the real and its impact on US dollar-denominated intercompany debt.

Income Tax: Income tax expenses were $24.4 million in 2Q2018 compared to $4.8 million in 2Q2017, in line with higher operating profits.

Net Income: Net income increased by $6.6 million to a gain of $5.5 million in 2Q2018 compared to a $1.1 million loss in 2Q2017.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $105.2 million as of June 30, 2018. Year- end 2017 cash and cash equivalents were $134.8 million. The difference reflects cash used in investing activities of $106.5 million, cash used in financing activities of $21.9 million, and cash generated from operating activities of $98.6 million.

Cash used in investing activities of $106.5 million includes capital expenditures related to development, appraisal and exploration activities of $57.7 million, allocated predominantly to Colombia, and $48.9 million for the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina.

Cash used in financing activities of $21.9 million was the sum of $13.8 million for interest payments and $8.1 million for the dividend distribution by our Colombian business to LGI, related to their non-controlling minority interest.

The agreement with LG International Corp (LGI) in Colombia allows GeoPark to earn back up to 12% equity participation at the Colombian subsidiary level in accordance with the performance of the project. During 1H2018 GeoPark paid an $8.1 million dividend to LGI. GeoPark and LGI are diligently working on the implementation of the dilution mechanism, which will be triggered with the next dividend payment.

Cash flows from operating activities of $98.6 million is net of $67.7 million in cash income taxes paid during 2Q2018, predominantly in Colombia ($45.5 million of which are related to tax gains of fiscal year 2017 plus tax prepayments of $21.0 million, which will be deducted against tax gains of fiscal year 2018, to be paid in 2019). The company does not expect to pay additional cash income taxes during 2H2018.

Financial Debt: Total financial debt (net of issuance costs) was $426.6 million, including the $425 million 2024 notes (“2024 Notes”) issued in September 2017. Short-term debt was $7.6 million.

FINANCIAL RATIOSa

($ million)
At period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[b]	LTM Interest Coverage[c]
2Q2017	346.3	77.0	269.3	2.2x	4.1x
3Q2017	420.4	135.2	285.2	1.9x	5.3x
4Q2017	426.2	134.8	291.4	1.7x	6.3x
1Q2018	419.5	120.4	299.1	1.5x	7.2x
2Q2018	426.6	105.2	321.3	1.3x	8.5x
a)	Based on trailing LTM financial results.

b)	LTM adj. EBITDA was $246.4 million as of June 30, 2018.

c)	LTM interest expense was $28.9 million as of June 30, 2018

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to adjusted EBITDA ratio be lower than 3.5 times and the adjusted EBITDA to interest ratio higher than 2 times until September 2019. Failure to comply with the incurrence test covenants would not trigger an event of default. As of the date of this release, the Company is compliant with all provisions and covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume	Contract terms ($ per bbl)
		(bopd)	Purchased Put	Sold Put	Sold Call
3Q2018	Zero cost 3-way Zero cost 3-way Zero cost 3 way	5,000 4,000 4,000 Total: 13,000	53.0 55.0 60.0	43.0 45.0 50.0	69.0 77.2-77.5 97.0-97.1
4Q2018	Zero cost 3-way Zero cost 3-way Zero cost 3 way	4,000 4,000 3,000 Total: 11,000	55.0 60.0 65.0	45.0 50.0 55.0	77.2-77.5 97.0-97.1 90.0-90.1
1Q2019	Zero cost 3-way Zero cost 3-way	4,000 3,000 Total: 7,000	60.0 65.0	50.0 55.0	97.0-97.1 90.0-90.1
2Q2019	Zero cost 3-way	3,000 Total: 3,000	65.0	55.0	90.0-90.1

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended June 30, 2018, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	2Q2018	2Q2017
Sale of crude oil ($ million)	129.4	56.2
Sale of gas ($ million)	0.4	0.2
Revenue ($ million)	129.8	56.4
Production and operating costs[a] ($ million)	-29.6	-15.4
Adjusted EBITDA ($ million)	79.6	37.0
Capital expenditures[b] ($ million)	28.0	18.9

Chile	2Q2018	2Q2017
Sale of crude oil ($ million)	4.9	7.7
Sale of gas ($ million)	4.4	3.4
Revenue ($ million)	9.3	11.1
Production and operating costs[a] ($ million)	-5.3	-6.9
Adjusted EBITDA ($ million)	2.0	1.9
Capital expenditures[b] ($ million)	1.1	2.7

Brazil	2Q2018	2Q2017
Sale of crude oil ($ million)	0.3	0.2
Sale of gas ($ million)	7.0	7.5
Revenue ($ million)	7.3	7.7
Production and operating costs[a] ($ million)	-2.3	-2.9
Adjusted EBITDA ($ million)	4.0	3.8
Capital expenditures[b] ($ million)	0.2	1.0

Argentina	2Q2018	2Q2017
Sale of crude oil ($ million)	11.1	-
Sale of gas ($ million)	1.8	-
Revenue ($ million)	12.9	-
Production and operating costs[a] ($ million)	-7.6	-
Adjusted EBITDA ($ million)	2.6	-1.4
Capital expenditures[b] ($ million)	3.9	3.3

a)	Production and operating = Operating costs + Royalties.

b)	The difference with the reported figure in Key performance indicators table corresponds mainly to capital expenditures in Peru.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	2Q2018	2Q2017	1H2018	1H2017
REVENUE
Sale of crude oil	145.7	64.1	256.7	118.6
Sale of gas	13.7	11.1	26.5	23.3
TOTAL REVENUE	159.3	75.2	283.2	141.9
Commodity risk management contracts	-11.4	5.9	-15.2	11.3
Production and operating costs	-44.8	-25.3	-78.8	-42.9
Geological and geophysical expenses (G&G)	-3.9	-1.9	-6.1	-3.1
Administrative expenses (G&A)	-12.5	-12.0	-25.1	-20.5
Selling expenses	-1.2	-0.1	-1.5	-0.5
Depreciation	-24.3	-20.0	-44.0	-35.7
Write-off of unsuccessful exploration efforts	-9.2	-4.6	-11.0	-4.6
Other operating	-0.1	-1.5	0.7	-2.0
OPERATING PROFIT	52.0	15.8	102.0	44.0

Financial costs, net	-8.7	-7.4	-17.2	-16.7
Foreign exchange loss	-13.3	-4.7	-15.0	-1.8
PROFIT BEFORE INCOME TAX	30.0	3.7	69.8	25.5

Income tax	-24.4	-4.8	-39.4	-20.8
PROFIT (LOSS) FOR THE PERIOD	5.5	-1.1	30.4	4.7
Non-controlling interest	6.2	2.3	12.6	4.5
ATTRIBUTABLE TO OWNERS OF GEOPARK	-0.7	-3.4	17.8	0.2

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Jun '18	Dec '17
	(Unaudited)	(Audited)
Non-Current Assets
Property, plant and equipment	563.8	517.4
Other non-current assets	50.0	53.8
Total Non-Current Assets	613.8	571.2

Current Assets
Inventories	10.1	5.7
Trade receivables	19.4	19.5
Other current assets	44.5	54.9
Cash at bank and in hand	105.2	134.8
Total Current Assets	179.2	215.0

Total Assets	793.0	786.2

Equity
Equity attributable to owners of GeoPark	101.6	84.9
Non-controlling interest	46.5	41.9
Total Equity	148.2	126.8

Non-Current Liabilities
Borrowings	418.9	418.5
Other non-current liabilities	78.5	74.5
Total Non-Current Liabilities	497.4	493.0

Current Liabilities
Borrowings	7.6	7.7
Other current liabilities	139.8	158.6
Total Current Liabilities	147.4	166.3
Total Liabilities	644.8	659.3
Total Liabilities and Equity	793.0	786.2

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(In millions of $)	2Q2018	2Q2017	1H2018	1H2017

Cash flows from operating activities	22.3	33.9	98.6	79.1
Cash flows used in investing activities	-33.1	-25.9	-106.5	-49.4
Cash flows used in financing activities	-4.7	-1.2	-21.9	-25.0

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

(UNAUDITED)

1H2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	141.4	3.7	9.0	1.4	-8.9	146.6
Depreciation	-22.5	-13.1	-5.4	-3.0	-0.1	-44.0
Unrealized commodity risk management contracts	8.7	-	-	-	-	8.7
Write-off of unsuccessful exploration efforts	-8.5	-0.4	-1.9	-0.3	-	-11.0
Share based payments and other	1.8	0.1	-0.2	0.8	-0.7	1.8
OPERATING PROFIT (LOSS)	120.9	-9.7	1.5	-1.0	-9.7	102.0
Financial costs, net						-17.2
Foreign exchange charges, net						-15.0
PROFIT BEFORE INCOME TAX						69.8

1H2017 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	75.0	2.2	7.5	-1.7	-7.1	75.9
Depreciation	-19.0	-11.9	-4.6	-0.1	-0.1	-35.7
Unrealized commodity risk management contracts	9.1	-	-	-	-	9.1
Write-off of unsuccessful exploration efforts	-1.6	-	-3.0	-	-	-4.6
Share based payments and other	1.7	-	-0.6	-0.2	-1.6	-0.6
OPERATING PROFIT (LOSS)	65.2	-9.7	-0.7	-2.0	-8.8	44.0
Financial costs, net						-16.7
Foreign exchange charges, net						-1.8
PROFIT BEFORE INCOME TAX						25.5

(a) Includes Peru and Corporate.

CONFERENCE CALL INFORMATION

GeoPark will host its Second Quarter 2018 Financial Results conference call and webcast on Thursday, August 9, 2018, at 10:00 a.m. Eastern Daylight Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, Chief Operating Officer, Augusto Zubillaga and Shareholder Value Director, Stacy Steimel will discuss GeoPark's financial results for 2Q2018, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 3166854

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

ANNUAL GENERAL MEETING

GeoPark’s 2018 Annual General Meeting was held on July 27, 2018, at which (i) all candidates were elected or re-elected as members of the Board of Directors; (ii) Price Waterhouse & Co SRL was re-appointed as auditors of the Company; (iii) the Audit Committee was authorized to fix the remuneration of the Auditors; and (iv) the Annual Report and the audited consolidated Financial Statements for the fiscal year ended December 31, 2017 have been duly informed and presented.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
LTM	Last twelve months
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth and operating and financial performance, operating netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 9, 2018